SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )*

                             ALBERTO-CULVER COMPANY
                                (Name of Issuer)


                 CLASS A COMMON STOCK, $.22 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                    013068200
                                 (CUSIP Number)

Marshall E. Eisenberg (312) 269-8020             Bernice E. Lavin
NEAL, GERBER & EISENBERG                         2525 Armitage Avenue
Two North LaSalle Street, Suite 2200             Melrose Park, Illinois  60160
Chicago, Illinois  60602                         (708) 450-3101
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 21, 1998
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                         (Continued on following page(s))

                                               Page 1 of 7 Pages

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CUSIP NO. 013068200                13D                        Page 2 of 7 Pages


     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Bernice E. Lavin
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                           (a)
                                                           (b)  X
     3      SEC USE ONLY


     4      SOURCE OF FUNDS *
            Not applicable.

     5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                     U.S. Citizen


            NUMBER             7      SOLE VOTING POWER
           OF SHARES                  4,701,190**
         BENEFICIALLY          8      SHARED VOTING POWER
           OWNED BY                   1,248,688**
             EACH              9      SOLE DISPOSITIVE POWER
          REPORTING                   4,701,190**
           PERSON             10      SHARED DISPOSITIVE POWER
            WITH                      1,248,688*


    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     5,949,878**
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES *                                                   X
            Excluded are 4,400,886 Class B shares, 922 Class B shares, and 196
            Class B shares and 64 Class A shares held by Lavin's spouse as trustee of a trust for his benefit, directly, and as special administrator of his son's estate, respectively.  Lavin disclaims beneficial ownership of such shares.
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
                     21.05%**
    14      TYPE OF REPORTING PERSON *
                     IN

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

** Includes shares of Class B Common Stock, $.22 par value per share ("Class B shares"), which are immediately convertible at the holder's option on a share for share basis into Class A shares.


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CUSIP NO. 013068200                13D                        Page 3 of 7 Pages


     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Bernice E. Lavin u/a/d 12/18/87
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                           (a)
                                                           (b)  X
     3      SEC USE ONLY


     4      SOURCE OF FUNDS *
            Not applicable.

     5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                     Illinois Trust


            NUMBER             7      SOLE VOTING POWER
           OF SHARES                  3,612,688**
         BENEFICIALLY          8      SHARED VOTING POWER
           OWNED BY                   0
             EACH              9      SOLE DISPOSITIVE POWER
          REPORTING                   3,612,688**
           PERSON             10      SHARED DISPOSITIVE POWER
            WITH                      0


    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     3,612,688**
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES *
                      Not applicable.
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
                     13.38%

    14      TYPE OF REPORTING PERSON *
                     00

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

** Includes Class B shares which are immediately convertible at the holder's option on a share for share basis into Class A shares.


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CUSIP NO. 013068200                13D                        Page 4 of 7 Pages


Item 1. Security and Issuer.

 Title of Class of Securities: Class A common stock, $.22 par value per share
                               ("Class A shares")


 Name and Address of Issuer:   Alberto-Culver Company (the "Company")
                               2525 Armitage Avenue
                               Melrose Park, IL  60160


Item 2. Identity and Background.

 (a)      Name of Person Filing: (1) Bernice E. Lavin ("Lavin")
                                 (2) Bernice E. Lavin Trust,
                                     u/a/d  12/18/87 ("December Trust")

 (b)      Address:   1)and 2)    c/o Bernice E. Lavin
                                 2525 Armitage Avenue
                                 Melrose Park, IL  60160

 (c)      Principal Business:   (1)Lavin, an individual, is a Director, Vice
                                   Chairman, Secretary and Treasurer of the Company
                                (2)Trust Administration

 (d)      Prior Criminal Convictions:  None

 (e)      Prior Civil Proceedings With
          Respect to Federal or State
          Securities Laws:             None

 (f)      Place of Organization: (1)      U.S. Citizen
                                 (2)      Illinois Trust

Item 3. Source and Amount of Funds or Other Consideration.

         On February 21, 1998, Lavin, as co-trustee of the BEL February 1996 Grantor Annuity Trust, u/a/d 2/21/96, fbo Lavin (the "February Trust"), transferred 264,306, 264,307, and 264,307 Class B shares to Carol L. Bernick ("Mrs. Bernick") as co-trustee of trusts for the benefit of Mrs. Bernick and Mrs. Bernick's brother and sister, respectively. On February 17, 1998, Lavin, as co-trustee of the February Trust transferred 162,028 Class B shares to herself as beneficiary. Lastly, on February 17, 1998, Lavin individually transferred 162,028 Class B shares to herself as trustee of the December Trust.




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CUSIP NO. 013068200                13D                        Page 5 of 7 Pages


 Pursuant to an effective registration statement, Lavin sold the number of Class B shares on the open market, on the dates and at the price ranges (high and low) or the prices, as the case may be, as specified below:

 Date                         Quantity                  Price Range

 February 6, 1998              46,650                    $31.25 - $31.50
 February 9, 1998               4,650                    $31.25 - $31.375
 February 10, 1998              7,300                    at $31.25
 February 12, 1998             25,000                    $30.50 - $30.8125
 February 13, 1998              4,750                    $30.50 - $30.625
 February 17, 1998             11,750                    $30.50 - $30.8125
 February 18, 1998             26,300                    $30.4737 - $30.75
 February 19, 1998                500                    at $30.50
 February 20, 1998             13,500                    $30.25 - $30.625

Item 4.           Purpose of Transaction.

         Transfers and sales of securities were for the Lavin family's estate and personal planning rather than corporate purposes. The transfers and sales were not undertaken for purposes of effecting any of the actions listed in this item.


Item 5.           Interest in Securities of the Issuer.

         (a)(i)Amount of Class A Shares Beneficially Owned: 5,949,878 shares total; 294 Class B shares held directly; 3,612,688 Class B shares held as trustee of the December Trust; 434,480 Class A shares and 653,728 Class B shares held as trustee of various trusts for the benefit of her children and grandchildren; 100,200 Class A shares and 300,600 Class B shares held as co-trustee of a trust for the benefit of Mrs. Bernick; and 527,888 Class A shares and 320,000 Class B shares held by Lavin Family Foundation (a charitable foundation of which Lavin is the Treasurer and a Director).

         (ii) Percentage of Class A Shares Beneficially Owned*: 21.05% total: .001% held directly; 13.38% as trustee of the December Trust; 4.53% as trustee of trusts for the benefit of Lavin's adult children and grandchildren; 1.69% as co-trustee of a trust for the benefit of Mrs. Bernick; and 3.58% by Lavin Family Foundation (based on 23,379,245 Class A shares outstanding as of February 2, 1998).

             * Pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, the following calculations assume that all Class B shares beneficially owned by Lavin have been converted into Class A shares.

         (b)      Number of Shares as to Which Lavin Has:

                                                         December
                                         Lavin              Trust

         (i) Sole power to vote:      4,701,190(1)       3,612,688(1)
        (ii) Shared power to vote:    1,248,688(2)              -0-
       (iii) Sole power to dispose:   4,701,190(1)       3,612,688(1)
        (iv) Shared power to dispose: 1,248,688(2)              -0-



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 CUSIP NO. 013068200                13D                        Page 6 of 7 Pages


                  (1) The above shares shown as owned by Lavin and the December Trust are reflected as sole power of Lavin and the trust because Lavin has sole voting and investment power with respect to the Class B shares held by such trust. The above shares shown as owned by Lavin include 3,612,688 Class B shares held as trustee of the December Trust; 434,480 Class A shares and 653,728 Class B shares held as sole trustee of trusts for the benefit of Lavin's children and grandchildren and 294 Class B shares held directly. Lavin does not hold any Class A shares individually.

                   (2) 527,888 Class A shares and 320,000 Class B shares held by Lavin Family Foundation; and 100,200 Class A shares and 300,600 Class B shares held as co-trustee of a trust for the benefit of Mrs. Bernick.

         Lavin shares the power to vote and dispose of the 527,888 Class A shares and 320,000 Class B shares held by Lavin Family Foundation with her husband, Leonard H. Lavin, and Mrs. Bernick. Lavin is co-trustee together with Mrs. Bernick of a trust for the benefit of Mrs. Bernick which holds 100,200 Class A shares and 300,600 Class B shares. The following information is presented with respect to Leonard H. Lavin and Mrs. Bernick, respectively.

         (i)      Name of Person:      Leonard H. Lavin
                                       Carol L. Bernick

         (ii)     Address:             2525 Armitage Avenue
                                       Melrose Park, Illinois  60160

         (iii)    Principal Business:  Leonard H. Lavin, an individual, is a
                                       Director and the Chairman of the Company.
                                       Carol L. Bernick, an individual is a
                                       Director and Executive Vice President and
                                       Assistant Secretary of the Company and
                                       President of Alberto-Culver USA, Inc., a subsidiary of the Company.

         (iv)     Prior Criminal
                  Convictions:                       None.

         (v)      Prior Civil
                  Proceedings With
                  Respect to Federal
                  or State Securities
                  Laws:                              None.

         (vi)     Place of Organization:             U.S. Citizen.

                  An additional 4,400,886 Class B shares, 922 Class B shares, and 196 Class B shares and 64 Class A shares (which are not included above) are held by Lavin's husband as trustee of a trust for his benefit, directly, and as special administrator of his son's estate, respectively. Lavin disclaims beneficial ownership of such shares.

         (c) None, except as described in Item 3 above.



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 CUSIP NO. 013068200                13D                        Page 7 of 7 Pages



         (d)      None.

         (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None.


Item 7.  Material to be Filed as Exhibits.

                  None.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 26, 1998



Signature:  /s/ Bernice E. Lavin

Name/Title:       Bernice E. Lavin, individually;
                  as trustee of the Bernice E. Lavin
                  Trust u/a/d 12/18/87; as co-trustee
                  of another trust; and as sole
                  trustee of trusts for the benefit of
                  her children and grandchildren



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